Exhibit 99.1

ASX ANNOUNCEMENT

May 3rd, 2010

Genetic Technologies Grants Non-Coding License to Gen-Probe

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that it has executed a Settlement and License Agreement with respect to its non-coding patents with Gen-Probe Inc., based in San Diego, California, USA.

The license granted by GTG covers the world-wide activities of Gen-Probe in relation to its genetic diagnostics and analysis products.  The commercial terms of the license granted to Gen-Probe are subject to confidentiality between the parties.

Discussions between Genetic Technologies and Gen-Probe commenced as a result of Genetic Technologies’ previously announced patent infringement suit, filed in the US District Court, Western District of Wisconsin (ASX announcement 16 February 2010).  “We are pleased that in this instance the parties have, through good faith efforts on both sides, been able to avoid litigation and have come to a mutually agreeable outcome” said Dr. Paul MacLeman, CEO of Genetic Technologies.  “We remain committed to working with other companies that utilize our technology to regularize their activities and trust we can come to similar understandings with those parties in due course.”

Discussions with other parties are ongoing and progressing.  Further details will be released to the Market as appropriate.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000